Exhibit 99.1

China Fundamental Acquisition Corporation Sets Record Date for Its February 12, 2010 Shareholders' Meeting to Approve Acquisition

    HONG KONG, Jan. 12 /PRNewswire-Asia/ -- China Fundamental Acquisition Corporation (OTC Bulletin Board: CFQCF; CFQUF; CFQWF) ("China Fundamental"), earlier announced that it had entered into definitive agreements to acquire Beijing Wowjoint Machinery Co., Ltd. and its associated companies (collectively "Wowjoint"), today announced that it has set January 15, 2010, as the record date for the special meeting at which China Fundamental's shareholders will vote to approve the acquisition and related proposals.  Only shareholders of record as of the close of business on January 15, 2010 will be entitled to vote at the meeting.

    China Fundamental expects to file the final proxy materials on or before January 19, 2010 and to mail the proxy to shareholders as soon as practicable thereafter.  Those proxy materials will also confirm the date, time and place of the meeting, which is tentatively scheduled to be held at 8 a.m. EST on February 12, 2010, at the offices of China Fundamental's U.S. legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP, Izumi Garden Tower 21st Floor, 1-6-1 Roppongi, Minato-ku, Tokyo 106-6021, Japan.  If China Fundamental's shareholders approve the transaction, China Fundamental anticipates closing the transaction promptly after the meeting.

    About China Fundamental Acquisition Corporation

    China Fundamental Acquisition Corporation is a special purpose acquisition company formed for the purpose of acquiring, through a merger, share exchange, asset acquisition, reorganization or other similar business combination, or contractual arrangements, an operating business, or control of such operating business, that has its principal operations located in the People's Republic of China, including Hong Kong and Macau.  China Fundamental completed its initial public offering on May 21, 2008.

    Proxy Statement

    In connection with the proposed acquisition, China Fundamental submitted to the U.S. Securities and Exchange Commission (the "SEC") a preliminary proxy statement under cover of a Form 6-K dated December 28, 2009.  When completed, a definitive proxy statement and a form of proxy will be mailed to the shareholders of China Fundamental, seeking their approval of the transaction. Shareholders are urged to read the proxy statement regarding the proposed acquisition carefully and in its entirety because it will contain important information about the proposed acquisition.  Shareholders will be able to obtain, without charge, a copy of the proxy statement and other relevant documents submitted to the SEC under cover of a Form 6-K from the SEC's website at http://www.sec.gov.  Shareholders will also be able to obtain, without charge, a copy of the proxy statement and other relevant documents (when available) by directing a request by mail to China Fundamental Acquisition Corporation, c/o Advantage Proxy, 24925 13th Place South, Des Moines, Washington 98198, Attn: Karen Smith, telephone number: 206-870-8565.

    China Fundamental and Wowjoint and their respective directors and officers may be deemed to be participants in the solicitation of approvals from China Fundamental shareholders in respect of the proposed transaction.  Information regarding China Fundamental's participants will be available in the proxy statement.  Shareholders may obtain additional information regarding the interests of China Fundamental and its directors and executive officers in the proposed acquisition, which may be different than those of China Fundamental's shareholders generally, by reading the proxy statement and other relevant documents regarding the proposed acquisition when submitted to the SEC.

    For more information, please contact:

     Hope Ni, Chairman of the Board, or
     Chun Yi Hao, Chief Executive Officer
     China Fundamental Acquisition Corporation
     Tel:   +852-2169-6390
     Email: chinafundamental@gmail.com

SOURCE  China Fundamental Acquisition Corporation